UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

August 6, 2019

METHANEX FILES SHELF PROSPECTUS FOR FUTURE DEBT OFFERINGS

VANCOUVER, BRITISH COLUMBIA (August 6, 2019) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has filed a preliminary short form base shelf prospectus with the securities regulatory authority in the Province of British Columbia. A corresponding prospectus will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States at the time that the final short form base shelf prospectus is filed.

The shelf prospectus and the registration statement, when made final or effective, will allow the Company, by way of one or more prospectus supplements, to offer up to an aggregate principal amount of US$1,200,000,000 of debt securities. The securities may be offered in the United States from time to time at the discretion of the Company during the 25-month period that the shelf prospectus is effective. Unless otherwise specified in a prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of securities will be used for any one or more of debt repayment, working capital, capital expenditures related to plant construction and maintenance or other general corporate purposes.

A copy of the preliminary base shelf prospectus filed with the securities regulatory authority can be found on SEDAR at www.sedar.com.

This news release is for information purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement to be filed with the SEC becomes effective and the final short form base shelf prospectus is filed with the securities regulatory authority in the Province of British Columbia.

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: August 6, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary